

June 10, 2013

Via E-mail
Mr. David J. Rayner
Executive Vice President and Chief Financial Officer
EchoStar Corporation
100 Inverness Terrace East
Englewood, CO 80112-5308

> **Re:** **EchoStar Corporation**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 20, 2013**
> **File No. 1-33807**

Dear Mr. Rayner:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Result of Operations
Results of Operations, page 52

1. We note that your segment information on page F-48 discloses the company manages and evaluates its operations in three major reportable segments: EchoStar Technologies; Hughes; EchoStar Satellite Services, based on revenue and costs that are directly attributable to the operating segments, resulting in segment operating income. Please revise your discussion of Results of Operations to address your reportable segment profitability measure, including directly attributable operating costs, consistent with those

disclosed in your ASC 280 segment information as is required by Financial Reporting Release No. 36 (Section 501.06). Please provide us with your proposed disclosures.

2. Please consider expanding and revising your discussion under results of operations for all periods to provide more robust explanations for the changes in line items within your statements of income by quantifying decreases and increases and addressing the underlying reasons for changes.
   a. For example, in the Equipment revenue – DISH Network section, you only generically refer to decreases in set top box sales and a decline in the average revenue per unit (ARPU). You should separately quantify both the decrease in the number of set top boxes and accessories and the decline in ARPU compared to the prior year. Furthermore, please explain what you mean by a "change in product mix and continued manufacturing efficiencies."
   b. In light of successive double digit percentage decreases in Equipment revenue – DISH Network, please also disclose any known trends or uncertainties you reasonably expect will have a material impact on revenues.
   c. In other sections, for example, separately discuss and quantify the increases in sales of broadband equipment and networks attributable to the Hughes segment.
   d. Another example, in the Realized gains on marketable investment securities and other investments section, please provide a better description of the marketable investment securities and other investments sold and the reasons they yielded higher gains.
   e. Additionally clearly explain, and quantify if material, the underlying factors that contributed to the fluctuation in your effective tax rate including changes to your valuation allowance for deferred taxes that were capital in nature. We note your valuation allowance as disclosed on page F-32 actually increased by about $33.5 million to $69.2 million during 2012, while your tax rate reconciliation table on page F-31 indicates a rate decrease of 39%.
   Please provide us with your proposed disclosures.

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K

Note 10. Debt and Capital Lease Obligations, page F-26

3. We note that your senior notes are approximately 30% of total liabilities and shareholders' equity. Please disclose any significant financial debt covenants related to the senior notes and discuss the extent of headroom in the financial covenants of your senior notes in more detail by identifying the levels and ratios required by the covenants, and disclosing your actual levels and ratios corresponding to each covenant. In addition, discuss the reasonably likely effects of non-compliance with the covenants on your

financial condition and liquidity. We note your disclosures on pages 26, 60, F-9, and F-27. Please provide us with your proposed disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Attorney-Advisor, at 202-551-3436, or Paul Fischer, Attorney-Advisor, at 202-551-3415, if you have any other questions regarding our comments.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director